Contact

www.linkedin.com/in/gamer456148 (LinkedIn)
digitalcpr.net (Portfolio)
riecomp.org (Company)
scholar.google.com/citations (Other)

Top Skills

Technical Recruiting
IT Strategy
Software Industry

Languages

ROS (Limited Working)
MetaQuotes Language 5 (Limited Working)
S (Professional Working)
C (Limited Working)
NinjaScript (Professional Working)
MetaQuotes Language 4 (Limited Working)
Racket (Professional Working)
Javascript (Professional Working)
HTML5 (Professional Working)
Python (Full Professional)

Certifications

Coding for ITO Badge
Great Lakes I-Corps Course Completion
Local Expert - 2025 Best Agents

Honors-Awards

1st Place Regional Science Fair
People's Choice Award
2 out of 3 Hackathon Prizes
Semi-Finalist
Quarter Finalist

Publications

ChaosSim

Andrew M. K. Nassief

Proud Copt obsessed with Innovation & STEM

Detroit Metropolitan Area

Summary

I'm an engineering professional whose history includes securing victories in various global science, startup, development, and pitch competitions. Additionally, I have successfully created a multitude of innovative products. I have a keen passion for the realm of Mathematics and Quantum Computing.

So far, I have had:
146+ Courses token throughout High school, College, and Professional Training
30 Certifications + Independent Study/Research + Heavily Involved in Numerous of Orgs

My research work has been cited by many entities.

This also includes diplomats, innovators, researchers and doctors from:
1. IBM
2. NASA
3. RedHat
4. Seres Group
5. Oxford University
6. Babylon University
7. Stanford University
8. Carleton University
9. Wenzhou University
10. University of Basrah
11. Wayne State University
12. Winstar Display Company
13. The Wikimedia Foundation
14. Zhejiang Normal University
15. The European Union Council
16. Great Lakes Observing System
17. The Bowser Administration OCTO
18. IEEE's Third Annual ICISC Conference

Treaty on the Recognition of the Stark Global Initiative and Protection of Vulnerable Groups

a(n) = 4^n^2 + n!.

The Doppler Effect, Oceanic Colonization, and the need for Software Defined Networking Solutions for Examining Waterways Contamination: Underwater Wireless Networks

FCC. Report No. ROA-00010

Patents

车辆网络哈希

VEHICLE NETWORKING HASHING

COMPUTING METHOD

FAHRZEUGNETZWERK-HASHING

CONTROLLER AREA NETWORK EMULATION ARCHITECTURE

19. The NHS, and the James Cook Hospital
20. Department of Energy & The Environment
21. National Academy of Internal Affairs in Kyiv
22. Shenzhen JMK Electromechanical Co., Ltd.
23. NATO Science for Peace and Security Series
24. National Chin-Yi University of Technology (NCUT)
25. Cal Poly Pomona's Cybersecurity and Awareness Fair for 2021

Join these groups via LinkedIn.com:
Theoretical Physicist Professionals: /groups/4552277
International Online Chess Syndicate :/groups/12470329
Coptic, Chaldean, and MENA Business Professionals: /groups/14300511
The Society of Social Inventors, Entrepreneurs and Leaders: /groups/13177360

My Expanded Skill-List: https://bit.ly/skilllist-expanded

Technical Skills: Apache Spark | Cobol 2023 | Cobol Migration | Comma.ai | Endevor in Mainframe | ggplot | IPython | JCL Scripting (OS and DoS) | JSON Schemas | Jupyter | Kali Linux | Knime | Mstats Syntax | Oracle DB2 | Orange | Qemu | Qlik Sense | QNX | R Notebooks | R Studio | Rapidminer Studio | SOAR/SIEM Management | SPSS Modeler | Scala Lang | Snowflake | Tableau | Terraform | Vault | Wolfram Language

Experience

Riemann Computing
Founder
February 2018 - Present (8 years 4 months)

Various Companies
Engineer / Mentor / Freelance
May 2017 - Present (9 years 1 month)

I have been developing applications since 2008, including the mobile version of Coptic World and extending to local websites and various other projects. My professional journey commenced in 2017/2018, initially involving consulting

work and internships. As my portfolio expanded significantly, I took on numerous advisory roles and side projects.

The organizations I have collaborated with include Springview Reality, the LTU Collaboratory (C2C Program), the Michigan GOP, AngelHack, Ideagist, the Stanford AI & Web3 Research Lab Association, Twill, among others.

GitHub: https://github.com/Mentors4EDU
Devpost: https://devpost.com/gamer456148
Google Scholar: https://scholar.google.com/citations?user=v7duoewAAAAJ&hl=en&authuser=1.

To maintain focus and present my work in a more structured format, please visit the following link for access: https://bit.ly/recruiters_only (access request is required).

Ford Motor Company

2 years 8 months

DevSecOps Engineer

October 2023 - June 2024 (9 months)

At that time, I was still part of the Cyber Defense team; however, my title was updated to emphasize my role in DevSecOps for the organization. This role encompassed code remediation, automation, source control, GitOps, and the implementation of SCRUM requirements, all aimed at automating the pipeline to enhance efficiency, conduct vulnerability scanning, and reduce time to production.

Cyber Defense Analyst

October 2022 - October 2023 (1 year 1 month)

Remote

- Worked on GCP pipelines and DevSecOps tasks to secure Ford as an automotive company.
- Integrated IAM roles, Terraform pipelines, and enterprise DevOps software for faster code orchestration and faster time to deployment.
- Worked on documentation for various software related issues.
- Communicated with Senior Engineers, Architects, and Product Owners for software needs, and GRC compliance or IAM requirements.
- Created DevSecOps code standards, Python learning material, and logging templates tailored towards the team's internal needs and company project goals.

- Lead various different software projects, development pipelines and initiatives internal to the company's needs.

Vehicle Dynamics Engineer

November 2021 - October 2022 (1 year)

Dearborn, Michigan, United States

- Communicated and coordinated with people from multiple divisions such as design engineers, CFD engineers, and FEA engineers to comply with all their requirements and provided inputs for improvement.
- Professionally utilized numerous software and protocols, including CANalyzer, NeoVI, PyUSB, and various other tools.
- Worked on a cryptography schema and algorithm for secured message authentication in vehicles.
- Done experimentation with firmware flashing and creating custom firmware for various different vehicle networking gateways.
- Done analysis in MATLAB, S, and R for various data logs related to Radar and Ultrasonic sensors
- Worked on planning for high speed Ser/Des implementations with cameras and camera sensors, as well as with networking protocols or applications such as SocketCAN, SOME/IP and CAN FD (Flexible-Data Rate Transmission).
- Developed various simple interfaces and frontends for HIL "Hardware in the Loop" and SIL "Software in the Loop" testing.

Education

Eastern Michigan University

Doctor of Philosophy - PhD, Technology · (May 2025 - December 2028)

Thomas Edison State University

Bachelors, Liberal Studies: Computer Science · (April 2021 - July 2021)